Filing under Rule 425 U. S. Securities Act of 1933

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

In discussions with potential lenders for a new financing arrangement, the funding of which would be contingent upon the consummation of its business combination with New Young Broadcasting Holding Co., Inc. (“Young”), Media General, Inc. is providing certain financial information about Young or itself that is not currently publicly available. That information is provided below.

Young Pro Forma Revenue by Category

Source: Unaudited financial information per Young management.

Note: Young began operating Shield Media owned stations WLAJ and WXXA via shared services agreements in 2012 and 2013. The data above includes the revenue generated by those stations during periods prior to their operation by Young.

2011-2012 Average Broadcast Cash Flow Contribution by Market

Source: Media General management and Young management.

2011-2012 Avg. Net Revenue Contribution by Network Affiliate
Media General Standalone	Young Standalone	Combined

Source: Media General management and Young management.

Financial Reconciliation

Adjusted EBITDA Pro Forma Reconciliation

Source: Unaudited financials per Media General and Young management.

Note: Young began operating Shield Media owned stations WLAJ and WXXA via shared services agreements in 2012 and 2013. The data above includes the revenue generated by those stations during periods prior to their operation by Young and reflect estimates of the costs that would have been incurred by those stations had they been operated by Young over those periods.

Description of Adjustments Reflected in Adjustment Line Items Above

Corporate Overhead Adjustments: These adjustments are intended to reflect the reduction or elimination of a number of corporate expenses, including the corporate jet, audit fees, employees RIFs (salaries and benefits) and employees transferred upon sales (salaries and benefits), in periods prior to their implementation in order to reflect the current level of corporate overhead expenses for all periods. Non-recurring professional and other fees related to bankruptcy, interim management, and relocation of Young’s corporate headquarters are also included. Additionally, Media General implemented a furlough program in 2011 that resulted in $2.8 million in cost savings. In 2012, Media General paid to its employees a portion of the amount saved in 2011, resulting in $1.2 million of cost in 2012.

BCF Adjustments: These adjustments are intended to normalize network fees and renegotiated contracts across all periods, as well as to remove the effects of relocation, severance and other restructuring items, and management fees, that are not expected to recur.

Acquisition Adjustments: These adjustments are intended to reflect the potential impact Shield Media-owned stations WLAJ and WXXA, which began being operated by Young via shared services agreements in 2012 and 2013, may have had on Young’s financial results for 2012 and 2011 had Young operated those stations during those entire periods.

Other Adjustments: These adjustments reflect the curtailment of postretirement costs in periods prior to their implementation, the elimination of one-time gains related to post employment benefits and a non-cash real estate write-down, adjustments for a 53-week in 2012 and other adjustments.

Synergies: Reflects Media General management’s estimate of potential synergies related to a reduction in Young corporate expenses ($5.5 million), net retransmission uplift ($3.5 million), a reduction in finance and audit expenses ($1.3 million) and other operating synergies ($4.4 million).

Pension Addback: These addbacks relate to an expected $50 million cash contribution at closing to fund a qualified pension plan, which is expected to provide for $4 million in annual cost savings per year going forward.

Fiscal Year ended December 31, 2012 and December 25, 2011

Media General Adjusted EBITDA: Adjusted EBITDA for the fiscal year ended December 31, 2012 was $119.9 million (33.3% margin), a $59.4 million increase from $60.5 million (21.6% margin) for the fiscal year ended December 25, 2011.

Young Broadcasting Adjusted EBITDA: Adjusted EBITDA for the fiscal year ended December 31, 2012 was $98.2 million (43.0% margin), a $43.4 million increase from $54.8 million (31.4% margin) for the fiscal year ended December 25, 2011.

Combined Adjusted EBITDA: Adjusted EBITDA for the fiscal year ended December 31, 2012 was $236.8 million (39.1% margin), a $102.8 million increase from $134.0 million (28.4% margin) for the fiscal year ended December 25, 2011.

Young Broadcasting (Standalone) Pro Forma Historical Financial Summary

Source: Unaudited financials per Young management.

Note: Young began operating Shield Media owned stations WLAJ and WXXA via shared services agreements in 2012 and 2013. The data above includes the revenue generated by those stations during periods prior to their operation by Young and reflect estimates of the costs that would have been incurred by those stations had they been operated by Young over those periods.

Analysis of Financial Results

Quarter Ended March 31, 2013 and March 31, 2012

Pro Forma Revenue: Pro Forma Revenue for the fiscal quarter ended March 31, 2013 was $52.7 million, a $4.7 million, or 9.8% increase, from $48.0 million for the fiscal quarter ended March 31, 2012. Increased retransmission revenues were joined by higher local and national revenues to offset an expected sizable decrease in political revenues.

Operating Costs: Operating costs for the fiscal quarter ended March 31, 2013 were $38.6 million, a $3.7 million increase from $34.9 million for the fiscal quarter ended March 31, 2012. Operating expenses increased approximately $2.8 million due to the acquisition of WXXA-TV and WLAJ-TV. Programming costs increased approximately $1.6 million due primarily to new CBS contracts at two of our stations and a new ABC contract at five of our stations. Partially offsetting these items was lower costs at corporate and the absence of management fees present a year earlier.

Reported EBITDA: Reported EBITDA for the fiscal quarter ended March 31, 2013 was $11.5 million (22.9% margin), a $2.7 million increase from $8.8 million (20.1% margin) for the quarter ended March 31, 2012.

Capital Expenditures: Capital expenditures for the fiscal quarter ended March 31, 2013 were $3.0 million, which was unchanged from the first quarter a year ago.

Fiscal Year ended December 31, 2012 and December 31, 2011

Net Operating Revenue: Net Operating Revenue for the fiscal year ended December 31, 2012 was $228.2 million, a $53.7 million, or 30.7%, increase from $174.5 million for the fiscal year ended December 31, 2011. Revenue growth was largely driven by increased spending on political advertising, which tends to be higher in even-numbered years as a result of national and statewide political races. Additionally, 2012 top 10 core spot advertising categories grew 6.1% driven by significant recovery in automotive. Automotive advertising grew 23.2% year over year, with higher spending from domestic and foreign manufacturers, and from the local dealer groups.

Operating Costs: Operating costs for the fiscal year ended December 31, 2012 were $147.8 million, a $7.8 million increase from $140.0 million for the fiscal year ended December 31, 2011. This result was partly driven by increased staffing within news departments, which was partially offset by savings in engineering and production due to efficiencies resulting from capital investments in master control automation and upgraded facilities. Additional network fees were paid late in the year when certain station affiliations were renewed.

Reported EBITDA: Reported EBITDA for the fiscal year ended December 31, 2012 was $80.4 million (35.2% margin), a $45.9 million increase from $34.5 million (19.8% margin) for the fiscal year ended December 31, 2011.

Capital Expenditures: Capital expenditures for the fiscal year ended December 31, 2012 were $10.5 million, a $6.2 million or 37.1% decrease from $16.7 million for the fiscal year ended December 31, 2011.

Cautionary Statements Regarding Financial Information

The financial information above includes non-GAAP financial measures. These measures are not in accordance with, or a substitute for, financial information prepared in accordance with generally accepted accounting principles (GAAP), and may be different from or inconsistent with non-GAAP financial measures used by other companies.

The “combined company” financial information above is provided for informational purposes only and does not purport to represent what the actual combined results of operations of the combined company would have been had the business combination between Media General and Young occurred before the periods presented, nor are they necessarily indicative of future combined company’s results of operations. In addition, certain of the financial information for Young above reflects the financial results of the Shield Media-owned stations WLAJ and WXXA for periods before those station began being operated by Young. This data, which reflect estimates of the costs that would have been incurred by those stations had they been operated by Young over those prior periods, is provided for informational purposes only and does not purport to represent what the actual results of operations of Young would have been had it operated those stations during the periods presented. This financial information were not prepared in accordance with, and are not a substitute for pro-forma financial information presented in accordance with, Article 11 (Pro-Forma Financial Information) of Regulation S-X of the Securities and Exchange Commission.

Cautionary Statements Regarding Forward Looking Statements

The synergy and certain other information reflected above constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such information is based upon current assumptions and expectations. There can be no assurance that the proposed combination or refinancing will occur as currently contemplated, or at all, or that the expected synergies or other benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed combination include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the acquisition, including timing and receipt of regulatory approvals, timing and receipt of approval by the shareholders of Media General, the respective parties’ performance of their obligations under the merger agreement between Media General and Young, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included herein include, but are not limited to, Media General’s ability to promptly and effectively integrate the businesses of the two companies, Media General’s ability to refinance the companies’ debt, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Young, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on form 10-Q for the quarter ended March 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Other unknown or unpredictable factors could also have material adverse effects on Media General’s or Young’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the filing of this document with the SEC. Media General undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information

Media General plans to file a Proxy Statement/Prospectus with the SEC in connection with the combination. In addition, Media General will file with the SEC other information and documents concerning the combination and the businesses of Media General and Young. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents will be available without charge on the SEC's web site at www.sec.gov and on Media General’s web site www.mediageneral.com. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Media General and its directors and executive officer may be deemed to be participants in the solicitation of proxies of Media General shareholders in connection with the proposed combination. Investors may obtain more detailed information regarding the names, affiliations and interests of Media General’s directors and executive officers by reading Media General’s proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 14, 2013, and Media General’s Current Report on Form 8-K filed with the SEC on June 10, 2013. Additional information regarding potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed by Media General with the SEC in connection with the proposed combination when they become available.